

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2011

<u>Via e-mail</u>
Paul Ricci
Chief Financial Officer and Chairman of the Board
Nuance Communications, Inc.
1 Wayside Road
Burlington, MA 01803

> **Re: Nuance Communications, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2010**
> **Filed November 29, 2010**
> **Form 10-Q for the Quarter Ended December 31, 2010**
> **Filed February 9, 2011**
> **File No. 000-27038**

Dear Mr. Ricci:

    We have completed our review of your Form 10-K and related filings have no further comments at this time on the specific issues raised.

        Sincerely,

        /s/ Kathleen Collins

        Kathleen Collins
        Accounting Branch Chief